THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

RECEIVED
2004 AUG -9 P 12: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036083

July 22, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

Dear Sirs,

Sub.:- Unaudited Financial Results for the first Quarter ended on 30th June, 2004.

We furnish herewith unaudited financial results of the Company for the first quarter ended on 30th June, 2004 approved by the Board of Directors of the Company at their meeting held on 22nd July, 2004.

Thanking you,

Yours faithfully,

Head (Legal & Secretarial)

Encl.: As above

PROCESSED
AUG 09 2004
THOMSON
FINANCIAL

dw 8/9

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rs. in Crores)

Sr. No	Particulars	Quarter Ended (Unaudited)		Year Ended (Audited)
		30.06.04	30.06.03	31.03.04
1	Net Sales/Income from Operations	395.85	373.31	1435.28
2	Other Income	0.13	2.34	12.59
3	Total Expenditure :			
	(a) (Increase)/Decrease in Stock in Trade	(9.68)	(28.72)	(29.78)
	(b) Consumption of Raw Materials and Finish Goods Purchased	156.60	156.79	523.46
	(c) Staff Cost	29.54	25.84	110.50
	(d) Power & Fuel	49.80	40.99	157.53
	(e) Stores Consumption	33.41	31.68	117.84
	(f) Other Expenses	47.12	48.42	203.42
	Total	306.79	275.00	1082.97
4	Interest & Finance Cost	33.63	35.44	113.29
5	Depreciation	36.67	37.13	150.31
6	Profit before Tax (1+2-3-4-5)	18.89	28.08	101.30
7	Provision for Taxation : Deferred Tax	0.73	NIL	4.55
8	Net Profit (6-7)	18.16	28.08	96.75
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.37	185.90	195.37
10	Reserves excluding revaluation reserves as per Balance Sheet			916.46
11	Basic Earning Per Share (Rs.)-(Not Annualised)	0.87	1.51	4.84
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	0.87	1.48	4.84
13	Aggregate of non-promoter shareholding:			
	- Number of shares	120991427	112165182	120978258
	- Percentage of shareholding	61.93%	60.23%	61.92%

SEGMENTWISE REVENUE, RESULTS & CAPITAL EMPLOYED (Rs. in Crores)

Sr. No	Particulars	Quarter Ended		Year Ended
		30.06.04	30.06.03	31.03.04
1	Segment Revenue (Net Sales/Income from Operations)			
	(a) Textiles	393.40	371.71	1382.57
	(b) Others	2.45	2.08	11.74
	Total	395.85	373.79	1394.31
	Add : Other Unallocable Income	0.00	(0.48)	40.97
	Less : Inter Segment Sales	0.00	0.00	0.00
	Net Sales / Income from Operations	395.85	373.31	1435.28
2	Segment Results (Profit/(Loss) before interest & tax)			
	(a) Textiles	57.77	70.26	215.17
	(b) Others	(0.24)	0.44	(0.95)
	Total	57.53	70.70	214.22
	Less :			
	(a) Interest and Finance Charges (Net)	33.63	31.76	113.28
	(b) Other Unallocable expenditure (net of un-allocable income)	5.01	10.86	(0.36)
	Profit Before Tax	18.89	28.08	101.30
3	Capital Employed (Segment Assets - Segment Liability)			
	(a) Textiles	1992.29	1965.84	1987.18
	(b) Others	13.46	16.41	20.10
	(c) Unallocable	423.09	374.59	387.61
	Total Capital Employed in Company	2428.84	2356.84	2394.89

Notes:

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at its meeting held on 22nd July, 2004.
2. During the quarter, the company has acquired 12,61,233, equity shares of Rs.10 each aggregating to 1.56% of paid up equity capital of Arvind Products Limited, a subsidiary of the Company.
3. There was no complaint from investors pending at the beginning and at the end of the quarter. 15 complaints were received and the same were duly resolved/responded to during the quarter.
4. Figures of the previous quarter / year have been regrouped wherever necessary.

Place : Mumbai
Date : 22nd July, 2004.

The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

RECEIVED

2004 AUG -9 P 12: 5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 22, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

Sub.: Press Release for Unaudited Financial Results for the quarter ended on 30th June, 2004

We are attaching herewith a copy of the Press Release being issued by the Company in respect of Unaudited Financial Results for the quarter ended on 30th June, 2004.

This is for your information.

Thanking you,

Yours faithfully,

Head (Legal & Secretarial)

Encl : As above.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

Press Release

Arvind Mills' revenues at Rs 396 crores, net profit at Rs 18 crores for quarter ended 30th June 2004

Synopsis

- Revenues at Rs 396 crores for the quarter ended 30th June 2004 as compared to Rs 375 crores for the quarter ended 30th June 2003.
- Net profit at Rs 18 crores for the quarter ended 30th June 2004 as compared to Rs 28 crores for the quarter ended 30th June 2003 due to higher cotton and Naphtha costs.
- Denim volumes at 22 Million meters for the quarter ended 30th June 2004 as compared to 21 Million meters for the quarter ended 30th June 2003 and 18 Million meters for the quarter ended 31st March 2004.
- Plans to Increase denim capacity by 8%.

Mumbai, June 22, 2004: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported revenues of Rs 396 crores for the quarter ended 30th June 2004 as compared to Rs 375 crores for the quarter ended 30th June 2003. Net profit stood at Rs 18 crores as against Rs 28 crores during the same period.

In spite of full denim and shirting fabric volumes, high cotton and naphtha prices have adversely impacted the operating margin of the company. The operating profit for the quarter ended 30th June 2004 fell to Rs. 89 crores as compared to Rs. 98 crores in the corresponding quarter previous year.

To take advantage of the robust demand of denim, the company is planning to de bottleneck the current manufacturing facility to increase the denim fabric capacity by 8% by third quarter of this financial year

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "In spite of resurgent denim demand the results of the current quarter have been adversely affected by increased input cost. The power and fuel cost increase would be addressed once the captive power plants shift to gas as fuel and new cotton season opening in October would determine the future cotton costs".

The plan to switch Arvind's captive power plant, which currently uses naphtha as raw material to gas from the second quarter of FY05 is on track.

For further information, please contact :

Mr. Jayesh Shah
Arvind Mills Ltd.
Tel: 079- 22202422
Fax: 079- 22200024

Mr. Rajesh Nair
Adfactors PR Pvt. Ltd.
Tel: 9820508787
Fax. 022-22855887